Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among:

KITE PHARMA, INC.,

a Delaware corporation;

GILEAD SCIENCES, INC.,

a Delaware corporation; and

DODGERS MERGER SUB, INC.,

a Delaware corporation

Dated as of August 27, 2017

Table of Contents

	Section 1

	THE OFFER

1.1	The Offer	2
1.2	Company Actions	4
	Section 2

	MERGER TRANSACTION

2.1	Merger of Purchaser into the Company	6
2.2	Effect of the Merger	6
2.3	Closing; Effective Time	6
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	6
2.5	Conversion of Shares	7
2.6	Surrender of Certificates; Stock Transfer Books	8
2.7	Dissenters’ Rights	10
2.8	Treatment of Company Options and Company Restricted Stock Units	11
2.9	Further Action	12
2.10	Company Warrants	12
	Section 3

	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries, Etc.	13
3.2	Certificate of Incorporation and Bylaws	14
3.3	Capitalization, Etc.	14
3.4	Authority; Binding Nature of Agreement	15
3.5	SEC Filings; Financial Statements	15
3.6	Absence of Changes; No Material Adverse Effect	17
3.7	Real Property	18
3.8	Intellectual Property	18
3.9	Contracts	20
3.10	Liabilities	22
3.11	Compliance with Legal Requirements	23
3.12	Regulatory Matters	23
3.13	Certain Business Practices	26
3.14	Governmental Authorizations	26
3.15	Tax Matters	26

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3.16	Employee Matters; Benefit Plans	28
3.17	Environmental Matters	30
3.18	Insurance	30
3.19	Legal Proceedings; Orders	30
3.20	Takeover Laws	31
3.21	Non-Contravention; Consents	31
3.22	Opinion of Financial Advisor	32
3.23	Brokers and Other Advisors	32

	Section 4

	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Due Organization	32
4.2	Purchaser	32
4.3	Authority; Binding Nature of Agreement	32
4.4	Non-Contravention; Consents	33
4.5	Disclosure	33
4.6	Absence of Litigation	34
4.7	Funds	34
4.8	Ownership of Shares	34
4.9	Acknowledgement by Parent and Purchaser	34
4.10	Brokers and Other Advisors	35

	Section 5

	CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	35
5.2	Operation of the Company’s Business	36
5.3	No Solicitation	40

	Section 6

	ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	42
6.2	Filings, Consents and Approvals	44
6.3	Employee Benefits	46
6.4	ESPP	48
6.5	Indemnification of Officers and Directors	49
6.6	Stockholder Litigation	50
6.7	Additional Agreements	51
6.8	Disclosure	51
6.9	Takeover Laws	52
6.10	Section 16 Matters	52

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6.11	Rule 14d-10 Matters	52
6.12	Stock Exchange Delisting; Deregistration	52
6.13	401(k) Plan	52
6.14	Financing Cooperation	53

	Section 7

	CONDITIONS PRECEDENT TO THE MERGER

7.1	No Restraints	55
7.2	Consummation of Offer	55

	Section 8

	TERMINATION

8.1	Termination	55
8.2	Effect of Termination	56
8.3	Expenses; Termination Fees	57

	Section 9

	MISCELLANEOUS PROVISIONS

9.1	Amendment	58
9.2	Waiver	58
9.3	No Survival of Representations and Warranties	59
9.4	Entire Agreement; Counterparts	59
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	59
9.6	Assignability	60
9.7	No Third Party Beneficiaries	61
9.8	Transfer Taxes	61
9.9	Notices	61
9.10	Severability	62
9.11	Obligation of Parent	62
9.12	Construction	63

Exhibits

Exhibit A               Certain Definitions

Annexes

Annex I                 Conditions to Offer

Annex II                Form of Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of August 27, 2017, by and among: Gilead Sciences, Inc., a Delaware corporation (“Parent”); Dodgers Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and Kite Pharma, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A)          Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”), other than the Excluded Shares, for $180.00 per share, net to the seller in cash, without interest (as such amount may be amended or adjusted in accordance with the terms of this Agreement, the “Offer Price”), upon the terms and subject to the conditions of this Agreement.

(B)          As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(C)          The board of directors of the Company (the “Board of Directors”) has unanimously (i) approved this Agreement and declared it advisable for the Company to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

(D)          The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

(E)           Parent, Purchaser and the Company acknowledge and agree that the Merger may be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

SECTION 1

THE OFFER

1.1          The Offer.

(a)           Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 2.5(a)(i) and 2.5(a)(ii) (collectively, the “Excluded Shares”)), at a price per Share equal to the Offer Price, net to the seller in cash, without interest and subject to any withholding of Tax in accordance with Section 2.6(e).

(b)           Terms and Conditions of the Offer. The obligations of Purchaser to (and of Parent to cause Purchaser to) accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject to the satisfaction or waiver (to the extent permitted under applicable Legal Requirements) of the conditions set forth in Annex I (collectively, the “Offer Conditions”), and no other conditions. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the amount of cash constituting the Offer Price, (ii) waive any Offer Condition (to the extent permitted under applicable Legal Requirements) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer (provided that nothing herein shall limit the ability of Parent and Purchaser to increase the cash consideration payable in the Offer), (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Section 1.1(c) or 1.1(d) or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c)           Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer; provided, however, that in no event shall Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in accordance with Section 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d)           Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8. In the event that this Agreement is validly terminated pursuant to Section 8, Purchaser shall (and Parent shall cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e)           Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase, form of the related letter of transmittal and summary advertisement, (ii) make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act and (iii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC to (x) comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to promptly cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f)            Funds. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(g)           Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h)           Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) immediately after the Expiration Date irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) as promptly as practicable after the Offer Acceptance Time (and in any event within three (3) business days) pay for such Shares.

1.2          Company Actions.

(a)           Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the fairness opinion of the Company’s financial advisor referenced in Section 3.22 and the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable

Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to (x) comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b)           Stockholder Lists. The Company shall promptly after the date hereof furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) business days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence in accordance with the Confidentiality Agreement the information contained in any such labels, listings and files.

(c)           Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

SECTION 2

MERGER TRANSACTION

2.1          Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

2.2          Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3          Closing; Effective Time.

(a)           Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036, as soon as practicable following the Offer Acceptance Time except if the conditions set forth in Section 7.1 shall not be satisfied or, to the extent permitted by applicable Legal Requirements, waived as of such date, in which case the Closing shall take place on the first business day on which all conditions set forth in Section 7.1 are satisfied or, to the extent permitted by applicable Legal Requirements, waived, unless another date or place is agreed to in writing by the Company and Parent prior to the Offer Acceptance Time. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b)           Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4          Certificate of Incorporation and Bylaws; Directors and Officers.

(a)           As of the Effective Time, the certificate of incorporation of the Company shall, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a).

(b)           As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c)           As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Each director of the Company immediately prior to the Effective Time shall execute and deliver a letter effectuating his or her resignation as a member of the Board of Directors to be effective as of the Effective Time.

2.5          Conversion of Shares.

(a)           At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)    any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)   any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)  except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e); and

(iv)  each share of the common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation. From and after the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 2.6.

(b)           If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6          Surrender of Certificates; Stock Transfer Books.

(a)           Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.5. Promptly after (and in any event no later than the third business day after) the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.1(h). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.5 (together with the amount deposited pursuant the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investments shall be (w) in obligations of or guaranteed by the United States of America, (x) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (z) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.  To the extent Parent becomes aware that (i) there are any losses with respect to any such investments or (ii) the Payment Fund has diminished for any reason below the level required for the Paying Agent to make prompt cash payment pursuant to Section 1.1(h) and Section 2.5, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is, at all times during the duration of the Payment Fund, maintained at a level sufficient for the Paying Agent to make such payments pursuant to Section 1.1(h) and Section 2.5.

(b)           Promptly after the Effective Time (but in no event later than three (3) business days thereafter), the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares, who, in each case was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying Agent, or a customary agent’s message in respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. None of Parent, Purchaser and the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c)           At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d)           At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)           Each of the Company, the Surviving Corporation, Parent and Purchaser, and their Affiliates, the Paying Agent or the Depository Agent, as the case may be, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted and withheld under any Legal Requirement with respect to Taxes. Any amounts so deducted and withheld and, if required, paid over to the applicable Governmental Body, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(f)            If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7          Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, approve any withdrawal of any such demands or agree or commit to do any of the foregoing.

2.8          Treatment of Company Options and Company Restricted Stock Units.

(a)           Immediately prior to the Offer Acceptance Time, each vested Company Option that is then outstanding and unexercised (including each vested or unvested Company Option held by a non-employee director of the Company) and which has a per share exercise price that is less than the Offer Price (each, a “Vested In the Money Option”) shall be cancelled and converted into the right to receive a cash payment equal to (i) the excess of (A) the Offer Price over (B) the exercise price payable per Share under such Vested In the Money Option, multiplied by (ii) the total number of Shares subject to such Vested In the Money Option immediately prior to the Offer Acceptance Time.

(b)           Immediately prior to the Offer Acceptance Time, each then outstanding Company Restricted Stock Unit held by a non-employee director of the Company (a “Director Restricted Stock Unit”) shall fully vest and be cancelled and converted into the right to receive a cash payment equal to the product of (A) the Offer Price, multiplied by (B) the total number of Shares subject to such Director Restricted Stock Unit immediately prior to the Offer Acceptance Time.

(c)           Immediately prior to the Offer Acceptance Time, each Company Option other than a Vested In the Money Option that is then outstanding and unexercised, whether or not vested, shall be assumed and converted into an option to purchase a number of shares of Parent Common Stock (each, an “Adjusted Option”), on the same terms and subject to the same conditions as were applicable to such Company Option immediately prior to the Offer Acceptance Time, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Offer Acceptance Time multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares. The exercise price per share of such Adjusted Option shall be equal to the quotient of (A) the exercise price per Share subject to such Company Option immediately prior to the Offer Acceptance Time divided by (B) the Equity Award Conversion Ratio, with any fractional cents rounded up to the next higher number of whole cents. The exercise price per share of any such Adjusted Option and the number of shares of Parent Common Stock relating to any such Adjusted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

(d)           Immediately prior to the Offer Acceptance Time, each then outstanding Company Restricted Stock Unit that is not a Director Restricted Stock Unit shall be assumed and converted into a restricted stock unit denominated in shares of Parent Common Stock (each, an “Adjusted Restricted Stock Unit”), on the same terms and conditions as were applicable under such Company Restricted Stock Unit immediately prior to the Offer Acceptance Time (including applicable performance vesting conditions), and relating to a number of shares of Parent Common Stock equal to the product of (i) the total number of Shares subject to such Company Restricted Stock Unit immediately prior to the Offer Acceptance Time multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares.

(e)           As soon as reasonably practicable after the Offer Acceptance Time (but no later than the later of (i) the first (1st) payroll date following the Offer Acceptance Time and (ii) the date that is five (5) business days following the Offer Acceptance Time), Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay the aggregate consideration payable pursuant to Section 2.8(a) and Section 2.8(b), net of any applicable withholding Taxes, payable with respect to the Vested In the Money Options and Director Restricted Stock Units through the Surviving Corporation’s payroll to the holders of Vested In the Money Options and Director Restricted Stock Units.

(f)            Prior to the Offer Acceptance Time, the Company shall take all actions that are necessary and appropriate (under the Company Equity Plan and award agreements pursuant to which Vested in the Money Options, Company Options, Director Restricted Stock Units and Company Restricted Stock Units are outstanding or otherwise) to effect the transactions described in this Section 2.8.

(g)           Prior to the Offer Acceptance Time, Parent shall use its best efforts to provide for the reservation, issuance and listing of Parent Common Stock as is necessary to effectuate the transactions contemplated by this Section 2.8. Parent shall prepare and, at or prior to the Offer Acceptance Time, file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to shares of Parent Common Stock subject to the Adjusted Options and Adjusted Restricted Stock Units.

2.9          Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

2.10        Company Warrants. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any holder of a Company Warrant, the holder of each Company Warrant that is issued, unexpired and outstanding immediately prior to the Effective Time, shall, upon the terms and conditions specified in the applicable Company Warrant and in lieu of Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Company Warrant, be entitled to receive upon the exercise thereof the cash payments required to be paid pursuant to such Company Warrant.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed since January 1, 2016 and publicly available prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other general cautionary or forward-looking statements in any other sections of such Company SEC Documents); provided that this clause (c) shall not be applicable to Section 3.3 and Section 3.4):

3.1          Due Organization; Subsidiaries, Etc.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of organization, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Acquired Company has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Acquired Company is qualified or licensed to do business as a foreign corporation or other entity, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the nature of its business requires such qualification or licensing, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           The Company or one of its direct or indirect wholly owned Subsidiaries owns beneficially and of record all of the outstanding equity interests of each of the Company’s Subsidiaries, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the capital stock of the Company’s Subsidiaries, no Acquired Company owns, directly or indirectly, any capital stock or equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity.

3.2          Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation and bylaws of the Company, including all amendments thereto, as in effect on the date hereof.

3.3          Capitalization, Etc.

(a)           The authorized capital stock of the Company consists of: (i) 200,000,000 Shares, of which 57,364,623 Shares had been issued and were outstanding as of the close of business on August 24, 2017 and (ii) 10,000,000 shares of Company Preferred Stock, of which no shares are outstanding. All of the outstanding Shares and the outstanding equity interests of the Company’s Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable.

(b)           (i) None of the outstanding equity interests of the Company or any other Acquired Companies are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company or any other Acquired Company having a right to vote on any matters on which the holders of the outstanding equity interests of the Company or any other Acquired Companies have a right to vote, as applicable; and (iii) there is no Contract to which any Acquired Company is bound relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any equity interests of the Acquired Companies. No Acquired Company is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding equity interests of the Acquired Companies.

(c)           As of the close of business on August 24, 2017: (i) 8,731,405 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plan, (ii) 1,755,424 Shares were subject to issuance pursuant to Company Restricted Stock Units granted and outstanding under the Company Equity Plan, (iii) 86,850 Shares were subject to issuance pursuant to Company Warrants; (iv) 221,674 Shares were reserved for future issuance under Company Equity Plan and (v) 1,611,041 Shares were reserved for future issuance under the Company ESPP. As of the close of business on August 24, 2017, the weighted average exercise price of the Company Options outstanding as of that date was $42.74

(d)           Except as set forth in this Section 3.3 and except for the Company Options, Company Restricted Stock Units and Company Warrants outstanding as of the date of this Agreement (and Shares issuable upon the exercise thereof), there are no: (i) outstanding shares of capital stock or other securities of the Company or any other Acquired Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company or any other Acquired Company, in each case other than derivative securities not issued by the Company or any other Acquired Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any other Acquired Company; (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which the Company or any other Acquired Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (v) voting trusts or other Contract to which the Company is a party with respect to the voting of capital stock of the Company.

3.4          Authority; Binding Nature of Agreement. The Company has the corporate power and authority to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors has (a) approved this Agreement and declared it advisable for the Company to enter into this Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions.

3.5          SEC Filings; Financial Statements.

(a)           Since January 1, 2016, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2001, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material).

(c)           The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2016, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. To the knowledge of the Company, since January 1, 2017, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (2) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d)           The Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

(e)           The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f)            As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)           Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i)    The information with respect to the Company that the Company furnishes to Parent or Purchaser specifically for use in the Offer Documents, at the time of the filing of and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii)   Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.6          Absence of Changes; No Material Adverse Effect. Except as expressly contemplated by this Agreement, from December 31, 2016 through the date of this Agreement:

(a)           (i) the Acquired Companies have operated in all material respects in the ordinary course of business, and (ii) the Company has not taken any action or failed to take any action that would have constituted a breach of clauses 5.2(b)(i)(1), 5.2(b)(xiv), 5.2(b)(xvi)(A) and 5.2(b)(xvii), of Section 5.2 had such action been taken after the execution of this Agreement without the prior consent of Parent; and

(b)           there has not occurred any change, circumstance, condition, development, effect, event, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

3.7          Real Property.

(a)           No Acquired Company owns any real property.

(b)           The Acquired Companies hold valid and existing leasehold interests in the real property that is leased or subleased by the Acquired Companies from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2016, no Acquired Company has received any written notice regarding any material violation or breach or default under any lease related to the Leased Real Property that has not since been cured.

3.8          Intellectual Property.

(a)           Section 3.8(a)(i) of the Company Disclosure Schedule sets forth (x) substantially all Patents relating to any Product, which such Patents are owned solely by any Acquired Company, and Trademarks that constitute Registered IP owned by any Acquired Company and (z) to the extent material, any other Registered IP owned solely by any Acquired Company. One of the Acquired Companies is the sole and exclusive beneficial and record owner of each such item of Registered IP. All such Registered IP is, to the knowledge of the Company, subsisting, and, other than any pending applications therefor, valid and enforceable and is not subject to any outstanding order, judgment or decree adversely affecting the applicable Acquired Company’s use thereof or rights thereto. Section 3.8(a)(ii) of the Company Disclosure Schedule sets forth (x) substantially all Patents relating to any Product and (y) to the extent material, any other Registered IP, in each case (in respect of the foregoing subsections (x) and (y)), which such Patents are either jointly owned by any Acquired Company and any third party or in-licensed by any Acquired Company, pursuant to express Patent licenses, and all such Patents are, to the knowledge of the Company, subsisting, and other than any pending applications therefor, valid and enforceable and are not subject to any outstanding order, judgment or decree adversely affecting the applicable Acquired Company’s use thereof or rights thereto. As of the date of this Agreement, no interference, opposition, reissue, reexamination proceeding, cancellation proceeding, injunction, assertion, lawsuit, hearing, investigation, complaint, arbitration, mediation, demand, International Trade Commission investigation, decree or any other dispute, disagreement or claim, or other proceeding of any nature (other than routine examination proceedings with respect to pending applications) is pending against any Acquired Company or threatened (in writing received by any Acquired Company) against any Acquired Company in which the claim construction, validity, enforceability, priority, inventorship or ownership of any Registered IP listed on Section 3.8(a) of the Company Disclosure Schedule or any other material

Company IP owned or purported to be owned by or exclusively licensed to any Acquired Company is being or has been contested or challenged.

(b)           The Acquired Companies own and possess all right, title and interest in and to or have the right to use all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances.

(c)           The Acquired Companies have taken commercially reasonable steps to maintain the confidentiality of material Trade Secrets owned or held by any Acquired Company, including requiring all Persons to whom such Trade Secrets have been disclosed by any Acquired Company to execute written non-disclosure agreements, other than disclosures made in the ordinary course of business consistent with past practice, such as in connection with any industry publication or presentation, or as embodied in any new Patent application.

(d)           Section 3.8(d) of the Company Disclosure Schedule sets forth each Contract to which any Acquired Company is a party, or by which it is bound, as of the date of this Agreement, the primary or a material subject of which is the licensing, assignment or other conveyance or grant of Intellectual Property Rights, and pursuant to which any material Intellectual Property Right has been expressly licensed, granted, sold, assigned or otherwise conveyed or provided to any Acquired Company, including an express right to receive a license or non-assert, in each case, which such license, assignment, conveyance or grant remains in effect as of the date of this Agreement (each an “In-bound License”) or pursuant to which any Person has been expressly granted any license or non-assert under, or otherwise has received any express right, option or interest in or to or acquired any express right, option or interest in or to (including a right to use, register or enforce) any material Company IP by any Acquired Company, in each case, that remains in effect as of the date of this Agreement (each an “Out-bound License”) (provided, that (i) In-bound Licenses shall not include intercompany agreements to the extent between or among any Acquired Companies or agreements entered into in the ordinary course of business consistent with past practice, such as personnel agreements, commercially available off-the-shelf software and clinical trial agreements and material transfer agreements, in each case, pursuant to standard form agreements or that are not otherwise material and (ii) Out-bound Licenses shall not include intercompany agreements to the extent between or among any Acquired Companies or agreements entered into in the ordinary course of business consistent with past practice, such as outbound licenses contained in clinical trial agreements, contract manufacturing agreements and material transfer agreements, in each case entered into in the ordinary course of business consistent with past practice pursuant to standard form agreements or that otherwise are not material).

(e)           (i) To the knowledge of the Company, the operation of the Acquired Companies’ business as currently conducted does not infringe, misappropriate or otherwise violate, and has not, as conducted since January 1, 2016, infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person, (ii) as of the date of this Agreement, no Legal Proceeding is pending and served against an Acquired Company relating to any actual, alleged or suspected infringement, misappropriation, dilution or other violation of any Intellectual Property Rights of another Person and (iii) since January 1, 2016 through the date of this Agreement, there has been no claim of infringement, misappropriation, dilution or other violation of any Intellectual Property Right of another Person by an Acquired Company, asserted against any Acquired Company in any written notice or other written communication directed to any Acquired Company or, to the knowledge of the Company, any other Person (including in the form of an invitation to enter into a license).

(f)            To the knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company IP, and no Legal Proceeding is pending and served (or is being threatened or is pending and has not been served) against a Person by an Acquired Company with respect to any Intellectual Property Right owned by or exclusively licensed to any Acquired Company.

(g)           None of the Company IP owned by or exclusively licensed to, an Acquired Company is subject to any outstanding injunction, order, decree, charge, consent, judgment, covenant not to sue, settlement, ruling or other disposition of dispute, in each case, that adversely restricts the use, transfer, registration or licensing of any such Company IP by an Acquired Company, or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any such Company IP, provided that the foregoing representations and warranties are made solely to the knowledge of the Company with respect to Company IP exclusively licensed to an Acquired Company.

(h)           The Acquired Companies are in compliance with applicable Legal Requirements, as well as their own policies, relating to privacy, data protection, and the collection and use of personally identifiable information collected, used, or held for use by the Acquired Companies, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and, as of the date of this Agreement, no Legal Proceedings or claims are pending or threatened against any Acquired Company alleging a violation of any Person’s privacy with respect to personally identifiable information. To the knowledge of the Company, since January 1, 2016, there have been no material security breaches in the information technology systems used by or on behalf of the Acquired Companies.

(i)            The consummation of the Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, any Acquired Company’s right to own or use any of the material Company IP owned or, to the knowledge of the Company, used by any Acquired Company.

3.9          Contracts.

(a)           Section 3.9(a) of the Company Disclosure Schedule identifies each Contract to which any Acquired Company is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following to which any Acquired Company is a party or by which it is bound as of the date of this Agreement (other than any Employee Plan) constitutes a “Material Contract”:

(i)            any Contract that is a settlement, conciliation or similar agreement with or approved by any Governmental Body and pursuant to which (A) an Acquired Company will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on such Acquired Company’s conduct;

(ii)           any Contract (A) materially limiting the freedom or right of any Acquired Company to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Company, or (C) containing exclusivity obligations or otherwise materially limiting the freedom or right of any Acquired Company to sell, distribute or manufacture any products or services for any other Person;

(iii)          any Contract that requires by its terms or is reasonably expected to require the payment or delivery of cash or other consideration to any Acquired Company in an amount having a value in excess of $2,000,000 in the fiscal year ending December 31, 2017, or by any Acquired Company in an amount having a value in excess of $2,000,000 in the fiscal year ending December 31, 2017, and in each case which cannot be cancelled by such Acquired Company without penalty without more than ninety (90) days’ notice;

(iv)          any Contract relating to (A) the pricing or reimbursement terms for any Key Product, (B) the distribution of any Key Product (for the avoidance of doubt, excluding any Contract solely in respect of courier services), or (C) the purchase from any Acquired Company of any Key Product;

(v)           any Contract relating to Indebtedness in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Company;

(vi)          any Contract with any Person constituting a material joint venture, partnership or similar profit sharing arrangement;

(vii)         any Contract that by its express terms requires an Acquired Company, or any successor to, or acquirer of, an Acquired Company, to make any payment to another Person as a result of a change of control of such Acquired Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(viii)        any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of an Acquired Company, the pledging of the capital stock or other equity interest of an Acquired Company or the issuance of any guaranty by an Acquired Company;

(ix)          any In-bound License and any Out-bound License;

(x)           any Contract pursuant to which the Company has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones which would result in a payment in excess of $2,000,000, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case that cannot be terminated by the

Company without penalty without more than sixty (60) days’ notice without material payment or penalty;

(xi)          each acquisition or divestiture Contract that contains continuing representations, covenants, indemnities or other obligations (including “earn out” or other contingent payment obligations);

(xii)         any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $500,000;

(xiii)        any Contract between the Company and any Governmental Body;

(xiv)        any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xv)         any Contract (A) with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), Person holding 5% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than the Company) or immediate family member of any of the foregoing or (B) in which any of the foregoing Persons has a direct or indirect material financial interest.

(b)           The Company has either delivered or made available to Parent an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. No Acquired Company nor, to the knowledge of the Company as of the date of this Agreement, any other party is in material breach of, or material default under, any Material Contract and no Acquired Company, or to the knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Companies and, to the knowledge of the Company, each other party thereto, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2017 and through the date of this Agreement, the Acquired Companies have not received any written notice regarding any material violation or breach or default under any Material Contract that has not since been cured.

3.10        Liabilities. The Acquired Companies do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise), which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for: (a) liabilities reflected or reserved against in the financial statements or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred pursuant to the terms of this Agreement;

(c) liabilities for performance of obligations under Contracts binding upon the Acquired Companies (other than resulting from any breach or acceleration thereof); (d) liabilities incurred in the ordinary course of business since December 31, 2016; and (e) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11        Compliance with Legal Requirements. The Acquired Companies are, and since January 1, 2016 have been, in compliance with all applicable Legal Requirements, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2016, no Acquired Company has been given written notice of, or been charged with, any violation of, any applicable Legal Requirement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.12        Regulatory Matters.

(a)           Since January 1, 2016, the Acquired Companies have filed, maintained or furnished with the applicable regulatory authorities (including the FDA, European Medicines Agency (“EMA”) or any other Governmental Body performing functions similar to those performed by the FDA, EMA or otherwise having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of pharmaceutical products (such other Governmental Bodies, collectively, the “Specified Governmental Bodies”)) all required material filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, notices and other documents, including but not limited to adverse event reports. All such material filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, notices and other documents filed or submitted after January 1, 2016: (i) have been made available to Parent and (ii) were in compliance with applicable Legal Requirements in all material respects when filed, and no material deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listing, registrations, reports, submissions, applications, amendments, modifications, notices and other documents. Any updates, changes, corrections or modifications to such materials required under applicable Legal Requirements have been submitted in compliance with such Legal Requirements in all material respects.

(b)           To the knowledge of the Company, except as set forth in documents either delivered or made available to Parent, all preclinical and clinical investigations sponsored or conducted by or on behalf of the Acquired Companies have been and are being conducted in material compliance with all applicable Legal Requirements, rules, regulations and binding guidances, including Good Clinical Practices requirements, other Health Care Laws, applicable research protocols, corrective action plans, and federal and state laws, rules, regulations and binding guidances relating to patient privacy requirements or restricting the use and disclosure of individually identifiable health information. Since January 1, 2016, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no clinical trial sponsored or conducted by or on behalf of any Acquired Company has been terminated, delayed or suspended prior to completion for safety or other non-business reasons, and neither the FDA, the EMA nor any other Specified Governmental Body, clinical investigator or contract research organization that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted or sponsored by or on behalf of any Acquired Company has commenced, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of any Acquired Company, or alleged any violation of any Health Care Law in connection with any such clinical trial. The Company periodically reviews clinical trial sites participating in any Acquired Company-sponsored trial for compliance with all applicable Health Care Laws.

(c)           Since December 31, 2014, to the knowledge of the Company, no Acquired Company or officer, employee, agent or clinical investigator thereof has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, EMA or any other Specified Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA, EMA, Centers for Medicare and Medicaid Services or any other Specified Governmental Body or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or for the EMA or any other Specified Governmental Body to invoke any similar policy. No Acquired Company is the subject of any pending or, to the knowledge of the Company, threatened in writing investigation or other action by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by the EMA or any other Governmental Body in any similar investigation or other action. Since January 1, 2016, no Acquired Company, or any Company Associate or clinical investigator of any Acquired Company has been suspended, debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar Legal Requirement or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Legal Requirement.

(d)           The Products are being, and since December 31, 2014 have been, developed, tested, labeled, manufactured, stored, imported, exported, marketed, promoted and distributed, as applicable, in all material respects with all Health Care Laws. Since January 1, 2016, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) no Acquired Company is subject to any enforcement, regulatory or administrative proceedings against or affecting such Acquired Company relating to or arising under any Health Care Law or other applicable Legal Requirement, and no such enforcement, regulatory or administrative proceeding has been threatened to the knowledge of the Company, (ii) no Acquired Company has received notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Legal Proceeding, and there is not pending any allegation that any operation or activity of any Acquired Company relating to such the Company’s business or any Product is in violation of any Health Care Law or other applicable Legal Requirement and (iii) as of the date of this Agreement, no Acquired Company has received any FDA Forms 483 or other Specified Governmental Body notices of violations, inspectional observations, “warning letters,” “untitled letters” or other similar written administrative, regulatory or enforcement notice.

(e)           Since January 1, 2016, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) no investigational new drug application or similar document filed by or on behalf of the Acquired Companies with the FDA, EMA or any other Specified Governmental Body has, to the knowledge of the Company, been terminated or suspended, and (ii) no Acquired Company has received any written notice from a Governmental Body that any Product cannot be developed, tested, labeled, manufactured, stored, marketed, promoted or distributed substantially in the manner presently performed or contemplated by an Acquired Company.

(f)            Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Acquired Company has prepared, submitted and implemented timely responses and, as applicable, any corrective action plans required to be prepared and submitted in response to all (i) internal or third-party audits, inspections, investigations or examinations of the Products or the Company’s business; (ii) adverse event reports; (iii) material patient complaints; (iv) medical incident reports relating to the Products; and (v) material corrective and preventive actions.

(g)           No Acquired Company has submitted any claim for payment to any government healthcare program in connection with any referrals related to any Product, or engaged in any other conduct, that violated in any material respect any applicable self-referral Legal Requirement, including the U.S. Federal Ethics in Patient Referrals Act, 42 U.S.C. §1395nn (known as the “Stark Law”), any anti-kickback Legal Requirement, any false claims Legal Requirement, or any other applicable similar state or non-U.S. Legal Requirement.

(h)           The Company has operated its business in compliance in all material respects with all applicable Legal Requirements, clinical trial protocols, and contractual or other requirements relating to medical records and medical information privacy that regulate or limit the maintenance, use, disclosure or transmission of medical records, clinical trial data, patient information or other personal information made available to or collected by the Company in connection with the operation of the Company’s business, including the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164 (subparts A and E), the Security Standards at 45 C.F.R. Parts 160 and 164 (subparts A and C), the Standards for Electronic Transactions and Code Sets at 45 C.F.R. Parts 160 and 162 promulgated under the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder (collectively “HIPAA”), the U.S. Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5) (“HITECH”) and HITECH implementing regulations, Directive 95/46/EC and all comparable Legal Requirements relating to any of the foregoing (the “Health Care Data Requirements”).  The Company has implemented in all material respects any confidentiality, security and other measures required by the Health Care Data Requirements.  Each Acquired Company is and has at all times been in compliance in all material respects with the applicable privacy and security requirements of HIPAA and HITECH in conducting the Company’s business.  As of the date hereof, no Acquired Company has suffered any accidental, unauthorized, or unlawful destruction, loss, alteration, or disclosure of, or access to, personal data or suffered a security breach in relation to any other data which it holds.  As of the date hereof, no material breach has occurred with respect to any unsecured Protected Health Information, as that term is defined in 45 C.F.R. §160.103, maintained by or for any Acquired Company that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D, and, as of the date hereof, no information security or privacy breach event has occurred that would require notification under any comparable Legal Requirements.

3.13        Certain Business Practices. No Acquired Company nor, to the knowledge of the Company, any of its Representatives (in each case, acting in the capacity of a Representative, and for the benefit, of such Acquired Company) has (i) used any funds (whether of an Acquired Company or otherwise) for contributions, gifts, entertainment or other expenses relating to political activity in violation of applicable Legal Requirements, (ii) made any payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of applicable Legal Requirements or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any other applicable Legal Requirement of similar effect, in each case of (i), (ii) and (iii), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2016 through the date of this Agreement, no Acquired Company has received any written communication from a Governmental Body that alleges any of the foregoing.

3.14        Governmental Authorizations. The Governmental Authorizations held by the Acquired Companies are valid and in full force and effect, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Acquired Companies are in compliance with the terms and requirements of such Governmental Authorizations, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15        Tax Matters.

(a)           (i) Each of the material Tax Returns required to be filed by or on behalf of an Acquired Company with any Governmental Body on or before the Closing Date (the “Company Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in accordance with all applicable Legal Requirements and are true, accurate and complete in all material respects, and (ii) all Taxes payable by an Acquired Company (whether or not shown on the Company Returns) on or before the Closing Date have been or will be timely paid to the relevant Governmental Body on or before the Closing Date.

(b)           The Acquired Companies have complied with all applicable Legal Requirements relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(c)           The most recent balance sheet included in the Company SEC Documents filed prior to the date of this Agreement reflects adequate charges, accruals and reserves for Taxes with respect to all periods through the date thereof in accordance with GAAP. Each Acquired Company shall establish, in the ordinary course of business consistent with past practice, reserves adequate for the payment of all unpaid Taxes by such Acquired Company for the period from the date of such balance sheet through the Closing Date.

(d)           (i) There is no audit, examination or Legal Proceeding that is ongoing, pending or has been threatened in writing with regard to any Company Return and (ii) no written claim has been received by an Acquired Company from any Governmental Body in any jurisdiction where each Acquired Company, as applicable, does not file Tax Returns or pay Taxes that such Acquired Company is or may be required to file a Tax Return or be subject to Tax in that jurisdiction. No extension or waiver of the statute of limitation period applicable to any of the Company Returns has been granted and is currently in effect.

(e)           No audit, examination or Legal Proceeding involving the IRS or any other Governmental Body is ongoing, pending or has been threatened in writing against or with respect to any Acquired Company in respect of any Tax, and no deficiency of Taxes has been asserted in writing as a result of any audit, examination or Legal Proceeding by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(f)            No Acquired Company (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or another Acquired Company), or (ii) has any material liability for the Taxes of any other Person (other than the Acquired Companies) under Section 1.1502-6 of the Treasury Regulations (or any corresponding or similar provision of any state, local or non-U.S. Tax law), or as a transferee or successor or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice).

(g)           During the two (2)-year period ending on the date hereof, none of the Acquired Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h)           No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of any state, local or non-U.S. Tax law).

(i)            No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting pursuant to Section 481 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law) prior to the Closing Date, (ii) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law) executed prior to the Closing, (iii) installment sale, intercompany transaction, or open transaction made or entered into prior to the Closing, or any “excess loss account” existing as of immediately prior to the Closing, (iv) prepaid amount received prior to the Closing, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law) or (vi) election under Section 108(i) of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law) made prior to the Closing.

(j)            No Acquired Company is a party to, bound by, or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than an agreement or arrangement solely between or among the Acquired Companies, and other than customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business consistent with past practice).

(k)           There are no material Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Company, other Permitted Encumbrances.

3.16        Employee Matters; Benefit Plans.

(a)           Except as required by applicable Legal Requirements, the employment of each of the Company’s employees is terminable by the Company at will.

(b)           The Company is not a party to any collective bargaining agreement or other Contract with a labor organization representing any of its employees. Since January 1, 2016, there has not been any strike, lockout, or other union organizing activity, or any threat thereof, by any employees of the Company with respect to their employment with the Company. Since January 1, 2016, the Company has complied with all applicable Legal Requirements related to employment, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)           Section 3.16(c) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans (other than any employment, termination or severance agreement for non-officer employees of the Company, equity grant notices, and related documentation, with respect to employees of the Company and agreements with consultants entered into in the ordinary course of business consistent with past practice). To the extent applicable, the Company has either delivered or made available to Parent prior to the execution of this Agreement with respect to each Employee Plan listed on Section 3.16(c) of the Company Disclosure Schedule accurate and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten Employee Plans, written descriptions thereof, (ii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto) and (iii) all material correspondence to or from the IRS, the United States Department of Labor or any other Governmental Body with respect to an Employee Plan.

(d)           Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has ever maintained, contributed to, or been required to contribute to a plan subject to

Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA.

(e)           Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and since January 1, 2016 has been operated in compliance with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, the Company is not and could not reasonably be expected to be subject to a liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no pending, or, to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Employee Plan, by any employee or beneficiary covered under any such plan, or otherwise involving any such plan (other than routine claims for benefits), except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)            Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), or where the full cost of such benefit is borne entirely by the applicable individual (or his or her eligible dependents or beneficiaries), neither the Company nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Company pursuant to any retiree medical benefit plan or other retiree welfare plan.

(g)           Except as provided in Section 2.8, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Company to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor or (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Employee Plan.

(h)           The Company has delivered or made available to Parent copies of the Company Equity Plan and the forms of all agreements and instruments relating to or issued under the Company Equity Plan. Each outstanding Company Option has an exercise price equal to or above the fair market value on the date of grant (within the meaning of Section 409A of the Code) and is otherwise not subject to Section 409A of the Code.

(i)            Each Employee Plan maintained for the benefit of any employee or service provider (or former employee or service provider) who performs services outside the United States is now and has been operated in compliance with its terms and all applicable Legal

Requirements, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Employee Plan described in this Section 3.16(i) is a defined benefit pension plan that is material.

3.17        Environmental Matters.

(a)           The Acquired Companies are and have been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their business, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Since January 1, 2016, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Acquired Company has received any written notice, report or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of any Acquired Company relating to or arising under Environmental Laws.

(c)           Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company there are and, since January 1, 2016, have been no Hazardous Materials present or Releases on, at, under or from any property or facility, including the Leased Real Property.

3.18        Insurance. The Company has delivered or made available to Parent an accurate and complete copy of all material insurance policies relating to the business, assets and operations of the Acquired Companies.  Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Companies maintain insurance coverage in such amounts and covering such risks as are in accordance with normal industry practice for companies in the biotechnology industry of similar size and stage of development. To the knowledge of the Company, all such insurance policies are in full force and effect, no notice of cancellation or modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder except for such defaults as have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies except for such claims as have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.19        Legal Proceedings; Orders.

(a)           There are no material Legal Proceedings pending and served (or, to the knowledge of the Company, pending and not served or threatened) against any Acquired Company or, to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Company in such individual’s capacity as such.

(b)           To the knowledge of the Company, there is no material order, writ, injunction or judgment to which an Acquired Company is subject.

(c)           To the knowledge of the Company, no material investigation or review by any Governmental Body with respect to an Acquired Company is pending or being threatened.

3.20        Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.8, the Board of Directors has taken all actions necessary or appropriate, and will take after the date hereof all actions that may be necessary or appropriate, so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

3.21        Non-Contravention; Consents.

(a)           Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and NASDAQ, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of the Company; (ii) cause a violation by any Acquired Company of any Legal Requirement or order applicable to an Acquired Company, or to which an Acquired Company is subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which an Acquired Company is entitled under any provision of any Material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Company, in the case of each of clauses (ii), (iii) and (iv) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Assuming the accuracy of the representations set forth in Section 4.4(b), except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, the Acquired Companies are not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.22        Opinion of Financial Advisor. The Board of Directors has received a written opinion of Centerview Partners LLC, financial advisor to the Company, that, as of the date of such written opinion, and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Offer Price or Merger Consideration per Share to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of such opinion as soon as possible on or after the date of this Agreement.

3.23        Brokers and Other Advisors. Except for Centerview Partners LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1          Due Organization. Each of Parent and Purchaser is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2          Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3          Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement and to consummate the Transactions. The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable to enter into this Agreement and approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions, including the Offer and the Merger. This Agreement has been duly executed and delivered by Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.4          Non-Contravention; Consents.

(a)           Assuming compliance with the applicable provisions of the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which Parent or Purchaser are subject; or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Purchaser is entitled under any provision of any Contract, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Assuming the accuracy of the representations set forth in Section 3.21(b), except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s or Purchaser’s stockholders is necessary to approve this Agreement or any of the Transactions (except in the case of Purchaser as has been obtained prior to the execution hereof).

4.5          Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

4.6          Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Purchaser, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7          Funds. Parent has and as of the Offer Acceptance Time will have, through cash, marketable investments and existing credit facilities, available funds in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable to holders of Company Options and Company Restricted Stock Units following the Effective Time pursuant to Section 2.8(a) and Section 2.8(b).

4.8          Ownership of Shares. Except for any Shares acquired in the Offer, neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Purchaser is, nor for the past three (3) years has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9          Acknowledgement by Parent and Purchaser.

(a)           Neither Parent nor Purchaser is relying, and neither Parent nor Purchaser has relied, on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Schedule. Such representations and warranties constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b)           In connection with the due diligence investigation of the Acquired Companies by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders and Representatives have received and may continue to receive after the date hereof from the Company, the other Acquired Companies and their respective Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Companies and their respective businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Acquired Companies, or any of their respective Affiliates, stockholders or Representatives, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Companies nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

4.10        Brokers and Other Advisors. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lazard Frères & Co. LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1          Access and Investigation.

(a)           During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Companies shall, and shall cause the respective Representatives of the Acquired Companies to provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, designated personnel and assets and to all existing books, records, documents and information relating to the Acquired Companies, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Companies and such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request, in each case for any reasonable business purpose related to the consummation of the Transactions; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Companies and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Companies. Nothing herein shall require any of the Acquired Companies to disclose any information to Parent if such disclosure would, in its reasonable discretion and after notice to Parent (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Companies have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Legal Requirement or Contract (so long as the Acquired Companies have reasonably cooperated with Parent to permit disclosure to the extent permitted by Legal Requirements or the contractual counterparty); provided, however, in the case of clause (ii), that the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the Company (after consultation with outside counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of Parent could be provided access to such information. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Mutual Confidentiality Agreement, effective as of February 10, 2017, as amended on August 20, 2017, between the Company and Parent (the “Confidentiality Agreement”).

(b)           (i) Subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other of (A) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions; or (B) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction.

(ii) (A) The Company shall give prompt notice to Parent of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had or would reasonably be expected to have a Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the Offer Conditions impossible or unlikely, and (B) Parent shall give prompt notice to the Company of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had or would reasonably be expected to have a Parent Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the Offer Conditions impossible or unlikely.

(iii) For the avoidance of doubt, the delivery of any notice pursuant to this Section 5.1(b) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any Offer Condition or any of the conditions set forth in Section 7 or give rise to any right to terminate under Section 8.

5.2          Operation of the Company’s Business. During the Pre-Closing Period, except (x) as expressly required by this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.2 of the Company Disclosure Schedule:

(a)           the Company shall, and shall cause each of its Subsidiaries to, use their respective commercially reasonable efforts to, (i) conduct its business in the ordinary course and (ii) preserve intact its material assets, properties, contracts, licenses and business organization and to preserve satisfactory business relationships with licensors, licensees, lessors, Governmental Bodies and others having material business dealings with the Company; and

(b)           the Acquired Companies shall not:

(i)    (1) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) other than cash dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company, or (2) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares, other than: (A) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof that have been delivered or made available to Parent) to purchase Shares held by a Company Associate only upon termination of such Person’s employment or engagement by the Company; (B) repurchases of Company Options or Company Restricted Stock Units (or Shares issued upon the exercise thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option or Company Restricted Stock Unit (in effect as of the date hereof) between the Company and a Company Associate or member of the Board of Directors only upon termination of such Person’s employment or engagement by any Acquired Company; or (C) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options or Company Restricted Stock Units;

(ii)   split, combine, subdivide or reclassify any Shares or other equity interests;

(iii)  sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities, restricted stock unit or right to acquire any capital stock, voting securities, equity interest or other security or (C) any instrument convertible into, exchangeable for or settled in any capital stock, voting securities, equity interest or other security (except that the Company may issue Shares as required to be issued upon the exercise of Company Options or Company Restricted Stock Units outstanding as of the date of this Agreement in accordance with their respective present terms, issuable to participants in the Company ESPP or that may be issued upon exercise of the Company Warrants);

(iv)  except as contemplated by Section 2.8 or as required under any Employee Plan as in effect on the date of this Agreement, establish, adopt, terminate or materially amend any Employee Plan (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its material rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or severance, retention or other payments or benefits (except that the Company may: (A) provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business; (B) amend any Employee Plans to the extent required by applicable Legal Requirements; (C) determine annual bonus payments as contemplated under Section 6.3(d); and (D) enter into agreements with consultants in the ordinary course of business);

(v)           hire any employee (other than non-executive employees in the ordinary course of business with compensation generally consistent with similarly situated employees) or promote any employee;

(vi)          commence any clinical trial in respect of any Product;

(vii)         terminate, allow to lapse or expire, suspend, modify or otherwise take any step to limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any applicable Governmental Authorization;

(viii)        qualify any new site for manufacturing of any Product;

(ix)          materially change any standard Product pricing policies or Product return policies;

(x)           amend or permit the adoption of any amendment to the certificate of incorporation or bylaws or other charter or organizational documents of any Acquired Company;

(xi)          form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership or similar arrangement;

(xii)         except as set forth in the capital budget set forth in Section 5.2(b)(xii) of the Company Disclosure Schedule, make or authorize any capital expenditure (except that the Acquired Companies may make capital expenditures in the ordinary course of business that do not exceed $500,000 individually or $2,500,000 in the aggregate);

(xiii)        acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise subject to any Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (except (A) purchases of supplies and raw materials in the ordinary course of business or (B) pursuant to any Contract in place on the date of this Agreement or permitted to be entered into under this Agreement, (C) the granting of non-exclusive licenses in the ordinary course of business (provided that this clause (C) shall not be deemed to authorize entry by any Acquired Company into any new clinical trial agreement), (D) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Companies and (E) capital expenditures permitted pursuant to Section 5.2(b)(xii));

(xiv)        lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee Indebtedness in excess of $500,000 (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business and in compliance with the Company’s policies related thereto);

(xv)         (A) except in the ordinary course of business, amend or modify in any material respect, or waive any material rights under or voluntarily terminate, any Material Contract, or (B) enter into any Contract which if entered into prior to the date hereof would have been a Material Contract;

(xvi)        except as required by applicable Legal Requirements, (A) make any material change to any accounting method, principle or practice or accounting period used for Tax purposes; (B) make, change or revoke any material Tax election; (C) file a material amended Tax Return; (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law) with any Governmental Body regarding any Tax liability or assessment; (E) request any Tax ruling from any Governmental Body; (F) settle, compromise or consent to any material Legal Proceeding relating to Taxes or surrender a right to a material Tax refund; (G) waive or extend the statute of limitations with respect to any material Tax or material Tax Return; or (H) other than in the ordinary course of business, take any action, or cause or otherwise permit any other Person to take any action, which would materially increase Parent’s or any of its Affiliates’ (which following the Closing shall include the Acquired Companies) liability for Taxes;

(xvii)       (1) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Companies of not more than $1,000,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Companies) or (B) results in no monetary or other material non-monetary obligation of any Acquired Company; provided that (x) the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.7 or Section 6.6, as applicable, and (y) the foregoing shall not permit the Company to settle, release, waive or compromise any Legal Proceeding or claim (a) that provides for the grant to any third party of a license or other grant of rights to any material Intellectual Property Rights or (b) that would impose any material restrictions or changes on the business or operations of, or the admission of wrongdoing by, the Company or (2) commence any material Legal Proceeding, other than in the ordinary course of business;

(xviii)      enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xix)        adopt or implement any stockholder rights plan (or similar plans commonly referred to as a “poison pill”);

(xx)         adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Companies; or

(xxi)        authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xx) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

(c)           During the Pre-Closing Period, Parent shall not, and shall cause its Subsidiaries not to enter into any transaction, take any action or acquire or dispose of any of its assets or securities if such transaction, action, acquisition or disposition would or would reasonably be expected to materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner on the terms set forth herein (and have not since January 1, 2017 entered into any such transaction, taken any such action or made any suction acquisition or disposition).

5.3          No Solicitation.

(a)           Except as permitted by this Section 5.3, during the Pre-Closing Period the Acquired Companies shall not, and shall cause their officers and directors not to, and shall use reasonable best efforts to cause their other Representatives not to, directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (other than discussions solely to clarify the terms and conditions of such proposal or offer), (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussion), (C) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or (D) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational and other governing documents; (iii) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract; or (iv) resolve or agree to do any of the foregoing. As promptly as reasonably practicable (and in any event within two (2) business days) following the date hereof, the Company shall request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all information or documents previously furnished to any Person (other than Parent, its Affiliates and their respective Representatives) that has made, has indicated an intention to make an Acquisition Proposal and all material incorporating such information created by any such Person.

(b)                                 If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Company or any of their Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made on or after the date of this Agreement and did not result from a material breach of this Section 5.3, and the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Offer and that the failure to take such action described in clauses (x) and (y) below would be inconsistent with its fiduciary duties under applicable Legal Requirements, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Companies to the Person or group of Persons who has made such Acquisition Proposal, provided that the Company shall as promptly as practicable (and in any event within 24 hours) provide to Parent any information concerning the Acquired Companies that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives; and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal; provided, in the case of clauses (x) and (y), that at or prior to the first time that the Company furnishes any information to or participates in any discussions or negotiations with any Person on or after the date of this Agreement, the Company shall provide written notice to Parent of such determination in good faith of the Board of Directors as provided for above. The Company shall provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement entered into pursuant to this Section 5.3(b) for informational purposes only within 48 hours of execution thereof.

(c)                                  During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 24 hours) notify Parent orally and in writing if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are received by any Acquired Company or any of their Representatives and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or other agreement or other supporting materials with respect thereto) and a summary of any material unwritten terms and conditions thereof (and indicate the identity of such Person), and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation).

(d)                                 Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from disclosing to the stockholders of the Company any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or from taking and disclosing such other position or disclosure as is required under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from taking any action necessary to comply with applicable Legal Requirements; provided, however, that the Board of Directors shall not effect a Company Adverse Change Recommendation except in accordance with Section 6.1.

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1          Company Board Recommendation.

(a)                                 Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal, (C) after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time), provided, that Parent may only make such request once with respect to any Acquisition Proposal (provided, that each time a Determination Notice is given Parent shall, subject to the following provision, be entitled to make a new such request); and provided, further, that the Company shall not be required to provide any such affirmation during the two (2) or four (4) business day periods, as applicable, following the giving of a Determination Notice, (D) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to publicly affirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time) or (E) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or allow the Company to execute or enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or term sheet with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b)                                 Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time, and subject to compliance with the other provisions of this Section 6.1:

(i)             if any Acquired Company has received a bona fide written Acquisition Proposal from any Person that has not been withdrawn and after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Board of Directors may make a Company Adverse Change Recommendation, or (y) provided that no Acquired Company is in breach of Section 5.3 in any material respect and in a manner that led to such Acquisition Proposal and subject to the other provisions of Section 8.1(e), the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.1(e) at least four (4) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination) and, if requested in writing by Parent during such four (4)-business day period, shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and (C) (1) the Company shall have provided to Parent information with respect to such Acquisition Proposal in accordance with Section 5.3(c), as well as a copy of any acquisition agreement with respect to such Acquisition Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (2) the Company shall have given Parent the four (4)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, taking and disclosing a position or otherwise making any disclosure as is required under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or otherwise complying with applicable Legal Requirements shall not, in and of itself, be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. The provisions of this Section 6.1(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice (provided that for the purposes of such subsequent Determination Notice, all references to “four (4) business days” shall be deemed to be “two (2) business days”); and

(ii)          other than in connection with a Superior Offer (which shall be subject to Section 6.1(b)(i)), the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such four (4)-business day period shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary, (2) the Company shall have given Parent the four (4)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements. The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances specified by the Company pursuant to clause (C)(1) above and require a new Determination Notice (provided that for the purposes of such subsequent Determination Notice, all references to “four (4) business days” shall be deemed to be “two (2) business days”).

6.2          Filings, Consents and Approvals.

(a)                                 The Parties agree to use their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable and advisable all non-legally privileged information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable Antitrust Laws. Subject to the terms of this Section 6.2, the Parties shall use their reasonable best efforts to obtain from any Governmental Body all consents, approvals authorizations or orders required to be obtained under the Antitrust Laws or to avoid the entry or enactment of any injunction or other order or decree relating to any Antitrust Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement.  Notwithstanding anything to the contrary in this Agreement, Parent and its Affiliates shall not be required to, and without the prior written consent of Parent the Acquired Companies shall not, sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise) or agree to any other structural, behavioral or conduct remedy, before or after the Offer Acceptance Time or the Effective Time, any entities, businesses, divisions, operations, products or product lines, assets, Intellectual Property Rights or businesses of Parent, the Acquired Companies (or any of their respective Subsidiaries or other Affiliates) or agree to any restriction on the conduct of such businesses which (A) would materially and adversely affect the business of Parent and its Subsidiaries, taken as a whole, or (B) would require the sale, license, divestiture, disposal, or holding separate of, or any other structural, behavioral or conduct remedy involving the Key Products. Nothing in this Section 6.2 shall require the Parent or the Acquired Companies to take or agree to take any action unless the effectiveness of such action is conditioned upon Closing. Notwithstanding the foregoing and any other provision of this Agreement to the contrary, in no event shall Parent, Purchaser, the Acquired Companies or any of their respective Subsidiaries be obligated to litigate or participate in the litigation of any action, whether judicial or administrative, brought by any Governmental Body challenging or seeking to restrain, prohibit or place conditions on the consummation of the Transactions.

(b)                                 Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) as promptly as reasonably practicable, make an appropriate filing of all Notification and Report forms as required by the HSR Act or other applicable Antitrust Laws, with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c)                                  Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any written analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, give the other Party reasonable prior notice and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided, however, Parent shall, on behalf of the Parties, control and direct all aspects of the Parties’ efforts to obtain the required approvals under the Antitrust Laws, including having principal responsibility for devising, implementing, and making the final determination as to the appropriate strategy relating to any matters relating to the Antitrust Laws, including with respect to any filings, notifications, submissions and communications with or to any Governmental Body, and shall have the right, in its sole discretion, to determine the nature and timing of any divestitures or other remedial undertakings made for the purpose of securing any required approvals under the Antitrust Laws to the extent any such divestitures or other remedial undertakings would be conditioned upon and only be effective after the Closing.

(d)                                 During the Pre-Closing Period, the Company shall to the extent permissible under applicable Legal Requirements and reasonably practicable and where doing so would not reasonably be expected to impair or adversely affect the Company, any of its plans with respect to the Key Products or its ability to interact with any Governmental Body consistent with companies at similar stages of development in the pharmaceutical industry (in each case as determined in good faith by the Company) (i) offer Parent the opportunity to consult with the Company prior to any proposed material meeting or other material communication with the FDA, EMA, the Centers for Medicare & Medicaid Services (“CMS”) or any other Governmental Body relating to any Product or material Governmental Authorization (it being understood that in no event shall the Company be required to delay any of its actions as a result of this Section 6.2(d)), (ii) promptly inform Parent of, and provide Parent with a reasonable opportunity to review, in advance, any material filing proposed to be made by or on behalf of any Acquired Company, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA, EMA, CMS or any other Governmental Body by or on behalf of any Acquired Company, in each case relating to any Product or material Governmental Authorization (it being understood that in no event shall the Company be required to delay any such filings, correspondence or communication), (iii) keep Parent reasonably informed of any material communication (written or oral) with or from the FDA, EMA, CMS or any other Governmental Body or relating to any Product or Governmental Authorization and (iv) promptly inform Parent and provide Parent with a reasonable opportunity (but no more than two (2) business days, to the extent practicable) to comment, in each case, prior to making any material change to any study protocol, adding any new trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating, or making any material change to, commercialization and reimbursement activities or materials (including promotional and marketing activities and materials) relating to any Product. The Company shall promptly notify Parent of any significant data relating to the Key Products, including information related to any significant adverse events with respect to the Key Products, in each case which it discovers after the date hereof.

6.3          Employee Benefits. For a period commencing at the Effective Time and ending on the later of (x) the one (1)-year anniversary of the Effective Time or (y) December 31, 2018, Parent shall provide, or cause to be provided, to those employees of the Acquired Companies who are employed by the Acquired Companies as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such period (the “Continuing Employees”) with (i) the base salary or wage rate and bonus opportunities (including annual bonus opportunities, but excluding equity-based compensation) that are, in each case, no less than those provided by the relevant Acquired Company immediately prior to the Offer Acceptance Time, (ii) pension and welfare benefits that are no less favorable in the aggregate than those provided by the relevant Acquired Company immediately prior to the Offer Acceptance Time and (iii) severance benefits that are no less favorable than the severance benefits set forth in Section 6.3 of the Company Disclosure Schedule. Without limiting the foregoing:

(a)                                 Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the health and welfare benefit plans of the relevant Acquired Company immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 6.3 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan (upon expiration of any appropriate transition period), then the Continuing Employees shall be eligible to participate in the Surviving Corporation’s (or an Affiliate’s) health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility, vesting and benefit accrual under any benefit plan of Parent and/or the Surviving Corporation, then Parent shall ensure that such benefit plan shall, for purposes of eligibility, vesting and benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Company and its Affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company or other Acquired Company. Nothing in this Section 6.3 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment.

(b)                                 To the extent permitted under applicable Legal Requirements, with respect to any employee benefit plans maintained for the benefit of the Continuing Employees following the Effective Time, Parent shall, and shall cause the Surviving Corporation, any of its Affiliates, and any successor thereto, to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans of the Company or its Subsidiaries, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which the Effective Time occurs under similar plans maintained by the Acquired Companies.

(c)                                  Parent shall, and shall cause the Surviving Corporation and any successor thereto to, honor, fulfill and discharge the Acquired Companies’ obligations under the agreements identified in Section 6.3(c) of the Company Disclosure Schedule. During the period commencing on the Offer Acceptance Time and ending on December 31, 2017, Parent agrees to comply with the requirements set forth in Schedule 6.3(c).

(d)                                 The Company may determine prior to the Offer Acceptance Time the amount earned by each participant of the Acquired Companies’ annual incentive plans, in an amount up to the greater of target performance and the Company’s actual performance for the 2017 fiscal year, with such amount to be paid to each eligible participant in the ordinary course of business consistent with past practice following the end of the 2017 fiscal year; provided that any such participant whose employment is terminated by the Surviving Corporation without Cause or who resigns for Good Reason, in each case following the Effective Time but prior to the date such participant’s bonus amount would otherwise be paid, shall be entitled to receive his or her earned bonus amount in a lump-sum payment promptly following the date his or her termination of employment. For purposes of this Section 6.3(d), “Cause” and “Good Reason” shall have the meanings ascribed to such terms in the Company Severance Plan. Notwithstanding anything to the contrary herein, Continuing Employees will be eligible to participate in the Parent annual bonus plan commencing in 2018.

(e)                                  Prior to the Offer Acceptance Time, the Board of Directors shall take the action described on Section 6.3(e) of the Company Disclosure Schedule.

(f)                                   The provisions of this Section 6.3 are solely for the benefit of the Parties, and no provision of this Section 6.3 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

6.4          ESPP. As soon as reasonably practicable after the date of this Agreement, the Company shall take all actions as may be required under the Company ESPP to provide that (a) the “Offering” (as defined in the Company ESPP) in effect as of the date of this Agreement shall be the final Offering (such period, the “Final Offering”) and no further Offering shall commence pursuant to the Company ESPP after the date of this Agreement, and (b) each individual participating in the Final Offering on the date of this Agreement shall not be permitted to (i) increase his or her payroll contribution rate pursuant to the Company ESPP from the rate in effect when the Final Offering commenced or (ii) make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, except as may be required by applicable Legal Requirement. Prior to the Offer Acceptance Time, the Company shall take all action that may be necessary to, effective upon the Offer Acceptance Time, (A) cause the Final Offering, to the extent that it would otherwise be outstanding at the Offer Acceptance Time, to be terminated no later than five (5) business days prior to the date on which the Offer Acceptance Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the Final Offering, but otherwise treat the Final Offering as a fully effective and completed Offering for all purposes pursuant to the Company ESPP; and (C) cause the exercise (as of no later than five (5) business days prior to the date on which the Offer Acceptance Time occurs) of each outstanding purchase right pursuant to the Company ESPP. On such exercise date, the Company shall apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of Shares in accordance with the terms of the Company ESPP, and each Share shall be an outstanding Share and entitled to the Merger Consideration. The Company shall adopt such resolutions as are necessary to terminate the Company ESPP effective as of immediately prior to, and conditional upon the occurrence of, the Offer Acceptance Time.

6.5          Indemnification of Officers and Directors.

(a)                                 For a period of six (6) years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Company and any indemnification or other similar agreements of any Acquired Company, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms, and Parent shall cause the Acquired Companies to perform their obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Corporation shall and shall cause the Surviving Corporation’s Subsidiaries to agree that they will, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Company or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Company as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Company or is or was serving at the request of any Acquired Company as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent, the Surviving Corporation or its Subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its Subsidiaries, as applicable, as in effect on the date of this Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s or any of its Subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (y) Parent, the Surviving Corporation and its Subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

(b)                                 For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Acquired Companies or provide substitute policies for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Acquired Companies, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium greater than 300% of the aggregate annual premium most recently paid by the Acquired Companies prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.5(b) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Acquired Companies, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c)                                  In the event that any Acquired Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Acquired Company, as applicable, shall cause proper provision to be made so that the successors and assigns of such Acquired Company assume the obligations set forth in this Section 6.5.

(d)                                 The provisions of this Section 6.5 (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6          Stockholder Litigation. In the event that any litigation related to this Agreement, the Offer, the Merger or the other Transactions is brought by any stockholder or other holder of Company securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, the Company shall promptly notify Parent and shall keep Parent reasonably and promptly informed with respect to the status thereof. The Company shall give Parent the (a) opportunity to participate in the defense of any such litigation, (b) right to review and comment on all material filings or responses to be made by the Company in connection with such litigation (and shall give due consideration to Parent’s comments and other advice with respect to such litigation) and (c) right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to without Parent’s prior written consent, such consent not to be unreasonably withheld; provided, however, that in no event shall Parent be required to consent (such consent not to be unreasonably withheld or delayed) to any such settlement that does not provide for the unconditional release of Parent, its Affiliates and Representatives and all Persons entitled to indemnification by Parent or the Company, in each case from any liability in connection with such litigation; provided further, that the Company shall otherwise control the defense and/or settlement and the disclosure of information in connection therewith shall be subject to the provisions of Section 5.1, including regarding attorney-client privilege or other applicable legal privilege.

6.7          Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions to the extent requested in writing by Parent, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent and (c) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party.

6.8          Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party and consulting with the other Party with respect to the content thereof, issue any such press release or make any such public announcement or statement that, after consultation with outside legal counsel, is determined to be required by Legal Requirement or by any listing agreement with or the listing rules of a national securities exchange or trading market, including NASDAQ or NYSE; (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(d); and (d) neither Party need consult with the other in connection with such portion of any press release, public statement or filing to be issued with respect to any Acquisition Proposal or Company Adverse Change Recommendation (but without limiting the Company’s obligations under Section 5.3 or Section 6.1).

6.9          Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10        Section 16 Matters. The Company, and the Board of Directors (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company Restricted Stock Units in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11        Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. Promptly upon Parent or any of its Affiliates entering into any such arrangement with any of the officers, directors or employees of the Company, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this Section 6.11.

6.12        Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.13        401(k) Plan. To the extent requested in writing by Parent at least ten (10) days prior to the Offer Acceptance Time, the Company shall take all actions that may be necessary under the Company’s 401(k) plan to terminate the Company’s 401(k) plan at least one day prior to the Effective Time. If the Company terminates the Company’s 401(k) plan in accordance with the preceding sentence, (1) prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company’s 401(k) plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, or notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) plan to the Parent 401(k) Plan and (2) each Continuing Employee shall become a participant in the Parent 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.3(a)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.

6.14        Financing Cooperation.

(a)                                 The Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries and each of their respective Representatives to provide, to Parent and Purchaser, reasonable cooperation that may be reasonably requested by Parent and Purchaser and that is necessary or customary, proper or advisable in connection with the arrangement of any loan transaction or capital markets debt financing (whether public or private) undertaken by Parent in contemplation of the consummation of the Transactions (any such financing, the “Financing”), including reasonable cooperation, in each case to the extent reasonably requested: (i) to provide, within a reasonable amount of time following such reasonable request, to Parent, Purchaser and their financing sources material financial and other pertinent information with respect to the Company and its Subsidiaries and the Transactions, including information and projections prepared by the Company relating to the Acquired Companies and the Transactions, all financial information regarding the Acquired Companies required in connection with the preparation of the Finance Offering Documents and diligence documentation reasonably requested by persons in connection with the Financing; (ii) to cooperate with the marketing efforts of Parent, Purchaser and their financing sources for any of the Financing, including causing its Representatives to participate, during normal working hours and upon reasonable notice, in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, a reasonable number of times; (iii) to assist with the preparation of materials for rating agency presentations, lender presentations, offering documents, information memoranda, road show presentations and similar documents (including the preparation of pro forma financial statements meeting the requirements of SEC Regulation S-X) necessary, proper or advisable in connection with the Financing (collectively, the “Finance Offering Documents”); (iv) to assist Parent in obtaining consents of the Company’s auditors for use of their reports in any materials relating to the Financing and customary “comfort letters” (including customary negative assurances and “bring-down” letters from the Company’s independent accountants on customary terms); and (v) to provide all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act. Notwithstanding the foregoing, (i) no obligation of the Company or its Subsidiaries under any certificate, document or instrument executed pursuant to the foregoing shall be effective until the Offer Acceptance Time (or such later time set forth in such certificate, document or instrument), and neither the Company nor its Subsidiaries nor any of their respective Representatives shall be required to take any action under any such certificate, document or instrument that is not contingent upon the consummation of the Offer (including the entry into any agreement that is effective before consummation of the Offer) or that would be effective prior thereto or take any corporate actions prior to the Closing, (ii) nothing herein shall require cooperation to the extent that such cooperation would, in the good faith determination of the Company, interfere unreasonably with the business or operations of the Company or its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries shall be required to waive or amend any terms of this Agreement, (iv) neither the Company nor any of its Subsidiaries shall be required to take any action that will conflict with or violate its organizational documents or any applicable Legal Requirement, and (v) neither the Company nor any of its Subsidiaries shall be required to issue any offering or information document (other than as required to comply with Company’s obligations pursuant to this Section 6.14). None of the Company or any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs that will be reimbursed by Parent pursuant to this Section 6.14) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing that would be effective prior to the Closing. The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the syndication or marketing of the Financing; provided that such logos are used in a manner that is reasonable and customary in connection with a Financing, and in any event, not intended to harm or disparage the Company, its Subsidiaries or their marks.

(b)                                 Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with their cooperation and indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, settlements, costs or expenses (including reasonable attorneys’ fees) suffered or incurred by them to the extent such losses, damages, claims, interest, awards, judgments, penalties, settlements, costs or expenses arose out of the actions taken by the Company, its subsidiaries or their respective Representatives pursuant to this Section 6.14 (other than information provided by the Company, its Subsidiaries or their respective Representatives in writing for express use therein), except in the event such losses, damages, claims, interest, awards, judgments, penalties, settlements, costs or expenses are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of or resulted from the gross negligence or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives.

(c)                                  Notwithstanding anything herein to the contrary, Parent and Purchaser acknowledge and agree that obtaining the Financing is not a condition to consummation of the Transactions, and that, irrespective and independently of the availability of the Financing, Parent and Purchaser shall be obligated to pay for the tendered Shares and consummate the Merger and the other Transactions as provided herein, subject to the satisfaction or waiver of the Offer Conditions or the conditions set forth in Section 7, as applicable. Notwithstanding anything in this Agreement to the contrary, the condition set forth in clause (c) of Annex I, as it applies to the Company’s obligations pursuant to this Section 6.14, shall be deemed satisfied.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver as of the Closing of each of the following conditions:

7.1          No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body which prohibits or makes illegal the consummation of the Merger.

7.2          Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 8

TERMINATION

8.1          Termination. This Agreement may be terminated prior to the Offer Acceptance Time:

(a)                                 by mutual written consent of Parent and the Company;

(b)                                 by either Parent or the Company, if the Closing shall not have occurred on or prior to midnight Eastern Time, on December 27, 2017 (the “End Date”); provided, however, that in the case of this Section 8.1(b), (x) if on the End Date all of the conditions set forth in Annex I, other than clause (e) or (g) (solely in respect of the HSR Act) set forth in Annex I shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended by a period of ninety (90) days (and all references to the End Date herein and in Annex I shall be as so extended) and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose willful and material breach of covenants in this Agreement has caused or resulted in the Offer not being consummated by such date;

(c)                                  by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order, injunction, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach of this

Agreement has caused or resulted in such final and nonappealable order, injunction, decree, ruling or other action;

(d)                                 by Parent, if the Board of Directors shall have effected a Company Adverse Change Recommendation;

(e)                                  by the Company, if the Board of Directors has made a Company Adverse Change Recommendation in order to accept a Superior Offer (in compliance with the terms of this Agreement, including Section 6.1(b)) and concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Board of Directors shall have determined, in good faith and pursuant to Section 6.1(b), constitutes a Superior Offer (a “Specified Agreement”); provided that (i) no Acquired Company nor any of its officers or directors shall have violated Section 5.3 in any material respect, (ii) the Company and the Board of Directors shall have complied with Section 6.1(b) and (iii) the Company shall have paid the Termination Fee immediately before and as a condition to such termination;

(f)                                   by Parent, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within forty-five (45) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(g)                                  by the Company, if (i) a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within forty-five (45) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or (ii) Purchaser fails to commence the Offer on or prior to the tenth (10th) business day following the date of this Agreement or if Purchaser fails to consummate the Offer in accordance with the terms of this Agreement.

8.2          Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final sentence of Section 1.2(b), the final sentence of Section 5.1(a), Section 6.14(b), this Section 8.2, Section 8.3 and Section 9 (other than Section 9.5(b)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) except as set forth in Section 8.3, the termination of this Agreement shall not relieve any Party from any liability for fraud or willful and material breach of this Agreement prior to termination.

8.3          Expenses; Termination Fees.

(a)                                 Except as set forth in Section 6.14(b) and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b)                                 In the event that:

(i)             this Agreement is terminated by the Company pursuant to Section 8.1(e), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds prior to or simultaneously with (and as a condition to the effectiveness of) such termination;

(ii)          this Agreement is terminated by Parent pursuant to Section 8.1(d), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds within one (1) business day after such termination; or

(iii)       (x) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso to Section 8.1(b)) or by Parent pursuant to Section 8.1(f) resulting from a willful and material breach of any covenant in this Agreement (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal, or such Acquisition Proposal has otherwise been communicated to the Board of Directors or the Company’s stockholders and shall have become publicly known, after the date hereof and prior to such termination and such Acquisition Proposal has not been unconditionally withdrawn prior to such termination and (z) within twelve (12) months of such termination the Board of Directors shall have approved or recommended any Acquisition Proposal (regardless of when made), and the Company shall have entered into a definitive agreement with respect to such Acquisition Proposal which shall have been consummated (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds prior to the consummation of such Acquisition Proposal.

(c)                                  It is understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $356,000,000. Payment of the Termination Fee pursuant to this Section 8.3 shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.

(d)                                 The Parties acknowledge (i) that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) that the Termination Fee is not a penalty, but a reasonable amount that will compensate Parent and Purchaser in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (iii) that, without this Section 8.3, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.3(b), and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1          Amendment. Prior to the Offer Acceptance Time, this Agreement may be amended with the approval of the respective Boards of Directors of the Company, Parent and Purchaser at any time; provided that, following the consummation of the Offer, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2          Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. At any time prior to the Offer Acceptance Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by any Legal Requirement except to the extent set forth in Section 8.3(d).

9.3          No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger.

9.4          Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. The Confidentiality Agreement shall survive the execution and delivery of this Agreement except that the restrictions on contact and restrictions on disclosure (to the extent to be included in SEC filings in connection with the Transactions) in the Confidentiality Agreement shall terminate immediately following the execution and delivery of this Agreement solely for purposes of permitting the actions contemplated hereby to be consummated. This Agreement may be executed in counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.5          Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a)                                 This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)                                 The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)                                  EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6          Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided further, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Delaware corporate Subsidiary of Parent to act as Purchaser, in which event all references to Purchaser in this Agreement shall be deemed references to such other Subsidiary; provided such assignment shall not impede or delay the consummation of the Transactions or relieve Parent of its obligations hereunder.

9.7                               No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, and (ii) the right of the holders of Company Options and Company Restricted Stock Units to receive the applicable treatment pursuant to Section 2.8 following the Offer Acceptance Time in accordance with the terms of this Agreement; and (b) the provisions set forth in Section 6.5 of this Agreement with respect to the Persons referred to therein.

9.8                               Transfer Taxes. Except as otherwise provided in Section 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed on the Company with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares, expressly excluding any such Taxes imposed on the holders of Shares. The Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Returns with respect to such Taxes.

9.9                               Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after being sent by registered mail or by courier or express delivery service, or (c) upon confirmation of successful transmission if sent by email followed up within one (1) business day by dispatch pursuant to one of the other described herein; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404
Attention: General Counsel
Email: generalcounsel@gilead.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Attention:                             Stephen Arcano

Graham Robinson

Email:                                                stephen.arcano@skadden.com

graham.robinson@skadden.com

if to the Company (prior to the Effective Time):

Kite Pharma, Inc.
2225 Colorado Avenue
Santa Monica, California 90404
Attention: Corporate Counsel
Email: legal@kitepharma.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
Attention:                             Alison S. Ressler

Eric M. Krautheimer

Email:                                                resslera@sullcrom.com

krautheimere@sullcrom.com

9.10                        Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11                        Obligation of Parent. Parent shall ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12                        Construction.

(a)                                 For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)                                 The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)                                  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, when the word “material” is used in a representation or covenant as applied to the Company, it shall be deemed to apply to the Acquired Companies taken as a whole as the context requires.

(d)                                 Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(e)                                  The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)                                   The term “dollars” and character “$” shall mean United States dollars.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

KITE PHARMA, INC.

By:	/s/ Arie Belldegrun, M.D.
Name: Arie Belldegrun, M.D.
Title: President, Chief Executive Officer and Chairman

GILEAD SCIENCES, INC.

By:	/s/ John F. Milligan, Ph.D.
Name: John F. Milligan, Ph.D.
Title: President and Chief Executive Officer

DODGERS MERGER SUB, INC.

By:	/s/ Robin L. Washington
Name: Robin L. Washington
Title: President and Treasurer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that (i) contains provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with Section 5.3.

Acquired Companies. “Acquired Companies” shall mean the Company and each of its Subsidiaries.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition or license of assets of the Company equal to 20% or more of the Company’s consolidated assets, (B) acquisition or exclusive license of the Key Products, (C) issuance or acquisition of 20% or more of the outstanding Company Common Stock, (D) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or (E) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock, in each case other than the Transactions and other than the Material Contract marked “*” on Section A of the Company Disclosure Schedule.

Adjusted Option. “Adjusted Option” is defined in Section 2.8(c) of the Agreement.

Adjusted Restricted Stock Unit. “Adjusted Restricted Stock Unit” is defined in Section 2.8(d) of the Agreement.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable

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Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

Board of Directors. “Board of Directors” is defined in Recital C to the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

business day. “business day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act; provided, however, that day on which banks in the City of New York are authorized or required by Legal Requirements to be closed shall not be a “business day”.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(vii) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

CMS. “CMS” is defined in Section 6.2(d) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor federal Tax statute.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each current and former officer or other employee, or individual who is or was at any time an independent contractor, consultant or director, of or to the Company.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital C of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.5(g) of the Agreement.

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Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Equity Plan. “Company Equity Plan” shall mean the Kite Pharma, Inc. 2014 Equity Incentive Plan.

Company ESPP. “Company ESPP” shall mean the Kite Pharma, Inc. 2014 Employee Stock Purchase Plan.

Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by the Acquired Companies and (b) all Intellectual Property Rights as to which an Acquired Company has been granted a license or other grant of rights for use, in the case of each of clauses (a) and (b), that are (x) necessary to conduct, or are material to the conduct of, the Acquired Companies’ business as currently conducted or (y) are material with respect to any of the Key Products.

Company Options. “Company Options” shall mean all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company.

Company Returns. “Company Returns” is defined in Section 3.15(a) of the Agreement.

Company Restricted Stock Units. “Company Restricted Stock Units” shall mean restricted stock units with respect to Shares, including all time-vesting and all performance-vesting restricted stock units.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.5(a) of the Agreement.

Company Severance Plan. “Company Severance Plan” shall mean the Company Change in Control and Severance Benefit Plan, as approved by the Board of Directors on December 17, 2015.

Company Warrant. “Company Warrant” shall mean each convertible preferred stock/common stock purchase warrant set forth on Section 2.10 of the Company Disclosure Schedule.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1(a) of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

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Continuing Employees. “Continuing Employees” is defined in Section 6.3 of the Agreement.

Contract. “Contract” shall mean any written binding agreement, contract, subcontract, lease, settlement agreement, understanding, instrument, loan, credit agreement, bond, debenture, note, option, warrant, license, sublicense, commitment or undertaking.

Copyrights. “Copyrights” is defined in the definition of Intellectual Property Rights.

Delaware Courts. “Delaware Courts” is defined in Section 9.5(a) of the Agreement.

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Director Restricted Stock Unit. “Director Restricted Stock Unit” is defined in Section 2.8(b) of the Agreement.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

EMA. “EMA” is defined in Section 3.12(a) of the Agreement.

Employee Plan. “Employee Plan” shall mean each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA); each profit sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Company would be deemed a “single employer” within the meaning of section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of the Company or any Subsidiary.

Encumbrance. “Encumbrance” shall mean any lien, pledge, charge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or similar restriction of any nature.

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

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Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

Equity Award Conversion Ratio. “Equity Award Conversion Ratio” means the quotient of (i) the Offer Price divided by (ii) the Parent Trading Price.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate. “ERISA Affiliate” is defined in the definition of Employee Plan.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Excluded Shares. “Excluded Shares” is defined in Section 1.1(a) of the Agreement.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug and Cosmetic Act, as amended, and all related rules, regulations and guidelines.

Final Offering. “Final Offering” is defined in Section 6.4 of the Agreement.

Finance Offering Documents. “Finance Offering Documents” is defined in Section 6.14(a) of the Agreement.

Financing. “Financing” is defined in Section 6.14(a) of the Agreement.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.5(b) of the Agreement.

Good Clinical Practices. “Good Clinical Practices” shall mean FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and all comparable standards of the EMA and any other applicable Governmental Body or other entity

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with authority over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of pharmaceutical products.

Good Laboratory Practices. “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and all comparable standards of the EMA and any other applicable Governmental Body or other entity with authority over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of pharmaceutical products.

Good Manufacturing Practices. “Good Manufacturing Practices” means the requirements set forth in the quality systems regulations for drugs contained in 21 C.F.R. Parts 210 and 211, and all comparable standards of the EMA and any other applicable Governmental Body or other entity with authority over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of pharmaceutical products.

Governmental Authorization. “Governmental Authorization” shall mean any: permit, license, certificate, approval, consent, grant, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, international, multinational, supranational or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

Health Care Data Requirements. “Health Care Data Requirements” is defined in Section 3.12(h) of the Agreement.

Health Care Laws. “Health Care Laws” shall mean all health care Legal Requirements applicable to the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, import, export or distribution of pharmaceutical products or otherwise applicable to the operation of the Company’s business as currently conducted and as contemplated by the Company to be conducted, including (i) the FDCA and the regulations promulgated thereunder, including, as applicable, those requirements relating to the FDA’s current Good Manufacturing Practices, Good Laboratory Practices, Good Clinical Practices, investigational use, pre-market approval and applications to market new

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pharmaceutical or biological products; (ii) the Clinical Laboratory Improvement Amendments of 1988; (iii) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto; (iv) the U.S. Patient Protection and Affordable Care Act, (v) the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h); (vi) federal and state anti-kickback laws (including the federal Anti-Kickback Statute (42 U.S.C. § 1320-7(b))); (vii) the Stark Law (42 U.S.C. § 1395nn); (viii) Legal Requirements governing the development, conduct, monitoring, patient informed consent, auditing, analysis and reporting of clinical trials (including the Good Clinical Practice regulations and guidance of the FDA); (ix) Legal Requirements governing data gathering activities relating to the detection, assessment, and understanding of adverse events (including pharmacovigilance and adverse event regulations and guidance of FDA and ICH); (x) the federal Medicare and Medicaid statutes, as applicable; (xi) any Legal Requirement the violation of which is cause for exclusion from any federal health care program; and (xii) all comparable state, federal or foreign Legal Requirements relating to any of the foregoing, including but not limited to Regulation (EC) No 726/2004.

HIPAA. “HIPAA” is defined in Section 3.12(h) of the Agreement.

HITECH. “HITECH” is defined in Section 3.12(h) of the Agreement.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In-bound License. “In-bound License” is defined in Section 3.8(d) of the Agreement.

Indebtedness. “Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including all liabilities under any lease which has been recorded as a capital lease, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than an Acquired Company, (iii) any obligations in respect of letters of credit (including standby and commercial) and bankers’ acceptances (other than letters of credit used as security for leases), bank guarantees, surety bonds and similar instruments, in each case to the extent drawn upon, including the principal, interest and fees owing thereon, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired or deferred purchase price of property or services (other than trade accounts payable in the ordinary course), (v) net obligations of any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements, or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than an Acquired Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean all intellectual property and industrial property rights and rights in confidential information of every kind and

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description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), and inventions (ii) trademarks, service marks, names, corporate names, trade names, domain names, URLs, social media addresses, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, (v) trade secrets and all other confidential information, including such ideas, know-how, proprietary processes, protocols, specifications, techniques, data, results, plans, formulae, formulations, compositions, models, and methodologies (“Trade Secrets”), (vi) all rights in the foregoing and in other similar intangible assets, and (vii) all applications and registrations for the foregoing.

Intervening Event. “Intervening Event” shall mean an event, occurrence, fact or change that materially affects the business, assets or operations of the Company (other than any event, occurrence, fact or change resulting from a breach of this Agreement by the Company) occurring or arising after the date hereof that was not known or reasonably foreseeable to the Board of Directors as of the date hereof, which event, occurrence, fact or change becomes known to the Board of Directors prior to the Offer Acceptance Time, other than (i) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (ii) any Acquisition Proposal or (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

IRS. “IRS” shall mean the Internal Revenue Service.

Key Products. “Key Products” shall mean the Company’s product candidate axicabtagene ciloleucel, KITE-718 and KITE-585.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, complaint, litigation, arbitration or any administrative proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational, supranational or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, order or

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requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ, the NYSE or other stock exchange).

Material Adverse Effect. “Material Adverse Effect” shall mean any change, circumstance, condition, development, effect, event, occurrence or state of facts which, individually or when taken together with all other events, occurrences, circumstances, changes, conditions, states of facts, developments or effects that have occurred in the applicable determination period for a Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Transactions on or before the End Date or (b) the business, assets, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (other than for purposes of any representation or warranty contained in Section 3.21 and the condition set forth in clause (b)(iv) of Annex 1 solely as such condition relates to Section 3.21); (iii) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Companies operate or products competitive with the Key Products, or in the economy generally or other general business, financial or market conditions; (iv) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any change, circumstance, condition, development, effect, event, occurrence or state of facts arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster or any other similar event; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (vii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action omitted to be taken in accordance with Section 5.2(b) where the Company has requested Parent’s consent and Parent has unreasonably withheld, conditioned or delayed such consent; (viii) any change, circumstance, condition, development, effect, event, occurrence or state of facts arising directly or indirectly from or otherwise relating to any change in, or action taken required to comply with any change in, any Legal Requirement or GAAP; (ix) any change, circumstance, condition, development, effect, event, occurrence or state of facts arising directly or indirectly from or otherwise relating to the timing of or market reception to the introduction and commercialization of the Key Products; or (x) the matters set forth on the Company Disclosure Schedule; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; provided that any change, circumstance, condition, development, effect, event, occurrence or state of facts referred to in the foregoing clauses (iii), (iv), (v) and (viii) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such change, circumstance, condition, development, effect, event, occurrence or state of facts materially

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disproportionately affects the Acquired Companies relative to other participants in the industries in which the Acquired Companies operate.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Maximum Amount. “Maximum Amount” is defined in Section 6.5(b) of the Agreement.

Merger. “Merger” is defined in Recital B of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

NASDAQ. “NASDAQ” shall mean The NASDAQ Global Select Market.

NYSE. “NYSE” shall mean the New York Stock Exchange.

Offer. “Offer” is defined in Recital A of the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.1(h) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in Recital A of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Out-bound License. “Out-bound License” is defined in Section 3.8(d) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent 401(k) Plan. “Parent 401(k) Plan” is defined in Section 6.13 of the Agreement.

Parent Common Stock. “Parent Common Stock” means the common stock of Parent, par value $0.001 per share.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any change, circumstance, condition, development, effect, event, occurrence or state of facts which, individually or when taken together with all other events, occurrences, circumstances, changes, conditions, states of facts, developments or effects that have occurred in the applicable determination period for a Parent Material Adverse Effect, would or would reasonably be

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expected to materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner on the terms set forth herein.

Parent Trading Price. “Parent Trading Price” shall mean the volume weighted average of the closing sale prices per share of Parent Common Stock on the NASDAQ, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) for the fifteen (15) full consecutive trading days ending on and including the third (3rd) business day prior to the Offer Acceptance Time.

Parties. “Parties” shall mean Parent, Purchaser, and the Company.

Patents. “Patents” is defined in the definition of Intellectual Property Rights.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes that are not due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP in the Company’s latest financial statements included in the Company SEC Documents, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business, (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract and (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1(a) of the Agreement.

Products. “Products” means all drug or biological products or product candidates being developed, tested, labeled, manufactured, stored, imported, exported or distributed by the Company or any of its Subsidiaries, including any CAR or TCR product candidate.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” shall mean all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, and all applications for any of the foregoing.

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Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” is defined in Section 3.5(a) of the Agreement.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Shares. “Shares” is defined in Recital A of the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(e) of the Agreement.

Specified Governmental Bodies. “Specified Governmental Bodies” is defined in Section 3.12(a) of the Agreement.

Stockholder List Date. “Stockholder List Date” is defined in Section 1.2(b) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) greater than 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal not solicited in violation of this Agreement that the Board of Directors determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing, termination fees, any expense reimbursement provisions and whether such Acquisition Proposal is fully financed) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer,” the

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references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL).

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, premium, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, escheat or unclaimed property, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, including any charge or amount (including any fine, penalty, interest or other additions thereto) related thereto, imposed, assessed or collected by or under the authority of any Governmental Body, including as a result of being or having been a member of an affiliated, consolidated, controlled, fiscal, combined, unitary or aggregate group or being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed with or supplied to, or required to be filed with or supplied to, any Governmental Body in connection with the determination, assessment, reporting, withholding, collection or payment of any Tax and any attachments thereto or amendments thereof.

Termination Condition. “Termination Condition” is defined in Annex I to the Agreement.

Termination Fee. “Termination Fee” is defined in Section 8.3(c) of the Agreement.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property Rights.

Trade Secrets. “Trade Secrets” is defined in the definition of Intellectual Property Rights.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by the Agreement, including the Offer and the Merger.

Treasury Regulations. “Treasury Regulations” shall mean the regulations promulgated under the Code by the U.S. Department of the Treasury.

Vested In the Money Option. “Vested In the Money Option” is defined in Section 2.8(a) of the Agreement.

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ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment, and pay for, Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (e) and (g) shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a)                                 there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Subsidiaries, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer (it being understood that Company Options and Company Restricted Stock Units cancelled in accordance with Section 2.8(a) and (b) and Company Options and Company Restricted Stock Units assumed in accordance with Section 2.8(c) and (d) shall not be included in such calculation) that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b)                                 (i) the representations and warranties of the Company set forth in the first sentence of Section 3.1(a) (Due Organization; Subsidiaries, Etc.), Section 3.2 (Certificate of Incorporation and Bylaws), Section 3.4 (Authority; Binding Nature of Agreement), Section 3.20 (Takeover Laws) and Section 3.22 (Opinion of Financial Advisor) of the Agreement shall be true and correct in all material respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time;

(ii)                                  the representations and warranties of the Company set forth in the first sentence of Section 3.3(a), clauses (i) — (ii) of Section 3.3(b) solely as such representations relate to the Company, clauses (i) — (iii) of Section 3.3(c) and Section 3.3(d) solely as such representations relate to the Company (Capitalization, Etc.) of the Agreement shall be true and correct (except for de minimis inaccuracies) in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except

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to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iii)                               the representation and warranty of the Company set forth in Section 3.6(b) (No Material Adverse Effect) of the Agreement shall be true and correct in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time;

(iv)                              the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (i) through (iii) above) shall be true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) (other than those references to “material” set forth in Sections 3.5(a), the first two sentences of Section 3.5(b), the first two sentences of Section 3.5(c), Sections 3.5(e) and (g), Section 3.8(d), clauses (i)-(vi), (ix) and (x) of Section 3.9(a), Section 3.16(c) and the first sentence of Section 3.18) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have a Material Adverse Effect;

(c)                                  the Company shall have complied with or performed in all material respects the obligations, covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d)                                 since the date of the Agreement, there shall not have occurred any change, circumstance, condition, development, effect, event, occurrence or state of facts which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

(e)                                  the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f)                                   Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g)                                  there shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(h)                                 the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

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The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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ANNEX II

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

KITE PHARMA, INC.

Kite Pharma, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), and does hereby certify as follows:

1)             The name of the Corporation is Kite Pharma, Inc.

2)             The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on June 1, 2009.

3)             This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

4)             The text of the Amended and Restated Certificate of Incorporation of the Corporation as amended hereby is restated to read in its entirety, as follows:

FIRST:  The name of the Corporation is Kite Pharma, Inc. (hereinafter the “Corporation”).

SECOND:  The address of the registered office of the Corporation in the State of Delaware is the Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, 19801.  The name of its registered agent at that address is The Corporation Trust Company.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”).

FOURTH:  The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred (100) shares, which shall be shares of common stock with a par value of $0.01 per share.

FIFTH:  The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1)  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2)  In furtherance and not in limitation of the powers conferred by the DGCL, the directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the Bylaws of the Corporation to the fullest extent permitted by the provisions of the DGCL.

(3)  The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation.  Election of directors need not be by written ballot except and to the extent the Bylaws so provide.

(4)  The liability of a director of the Corporation shall be eliminated to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect.  If the DGCL is amended after the effective date of this Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.  Any repeal or modification of this Article FIFTH, shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person serving as a director at the time of such repeal or modification.

(5)  In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate of Incorporation, and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

SIXTH:  Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide.  The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

SEVENTH:  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law, and all rights, preferences, privileges and powers conferred in this Amended and Restated Certificate of Incorporation on stockholders, directors, officers or any other persons subject the rights reserved in this Article SEVENTH.

EIGHTH:  The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in

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nature, by reason of the fact such person is or was a director, officer or employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Corporation may adopt bylaws or enter into agreements with any such person for the purpose of providing for such indemnification.

NINTH:  This Amended and Restated Certificate of Incorporation shall be effective as of the [•] day of [•],[•].

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IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf this [•] day of [•], [•].

Kite Pharma, Inc.

By:
Name:
Title:

Amended and Restated Certificate of Incorporation of Kite Pharma, Inc.